[Skadden, Arps, Slate, Meagher & Flom LLP Letterhead]

Via Edgar

Mr. Tom Kluck

Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549-3628

April 14, 2014

Re:	New Residential Investment Corp.

Amendment No. 7 to Registration Statement on Form S-11

Filed April 7, 2014

File No. 333-191300

Dear Mr. Kluck:

On behalf of New Residential Investment Corp. (the “Company”), we submit this letter in response to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated April 11, 2014 (the “Comment Letter”), relating to Amendment No. 7 to the Company’s Registration Statement on Form S-11 that was filed on April 7, 2014 (as amended, the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate your review, we have reproduced the text of the Staff’s comments in bold and italics below.

Concurrently with the submission of this letter, the Company is filing, via EDGAR, Amendment No. 8 to the Registration Statement on Form S-11 (the “Revised Registration Statement”), reflecting, as appropriate, the responses to the Staff’s comments contained herein. The Revised Registration Statement also includes other changes that are intended to update, clarify and render more complete the information contained therein.

We have supplementally provided a marked copy of the Revised Registration Statement against the April 7, 2014, filing of the Registration Statement to facilitate the Staff’s review.

References to page numbers and section headings in our responses below refer to page numbers and section headings in the marked copy of the Revised Registration Statement. In addition, capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Revised Registration Statement.

Our Portfolio, page 7

Servicer Advances, page 11

1.	Please expand your disclosure to explain your basis for the weighted average yield on the servicer advances.

In response to the Staff’s comment, the Company has expanded its disclosure on page 11 as set forth below (see underlined text):

Mr. Tom Kluck

Securities and Exchange Commission

April 14, 2014

	December 31, 2013				Year Ended December 31, 2013
	Amortized Cost Basis	Carrying Value (A)	Weighted Average Yield (B)	Weighted Average Life (Years) (C)	Change in Fair Value Recorded in Other Income
Servicer advances	$2,665,551	$2,665,551	4.4%	2.7	$—

(A)	Carrying value represents the fair value of the investment in servicer advances, including the basic fee component of the related MSRs.
(B)	Weighted average yield represents the yield resulting from the expected future cash flows from the servicer advances and the basic fee component of the related MSRs in relation to the Buyer’s basis in the servicer advances, not taking into account financing. Such cash flows are subject to various risks and uncertainties as detailed under “Risk Factors.” Actual cash flows and the related yield could differ materially from the weighted average yield presented above.
(C)	Weighted average life represents the weighted average expected timing of the receipt of expected net cash flows for this investment.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 82

Excess MSRs, page 94

2.	We note your disclosure regarding the weighted average yield of your investments in Excess MSRs on page 100. Please revise your MD&A disclosure to discuss any material changes to this metric in the past two years.

In response to the Staff’s comment, the Company has expanded its disclosure on page 100 as set forth below (see underlined text):

As of December 31, 2013, the weighted average yield of our direct investments in Excess MSRs was 12.9%, compared to 17.6% as of December 31, 2012. The decrease in yield was a result of a positive fair value adjustment in the carrying value of our Excess MSR portfolio due to improving housing fundamentals, rising interest rates and increased demand for Excess MSRs. As of December 31, 2013, the weighted average yield of our equity method investments in Excess MSRs was 12.5%. We made our first equity method investment in Excess MSRs at the beginning of 2013. For additional information about the weighted average yield of our investments in Excess MSRs at December 31, 2013 and about the geographic diversification of the underlying loans, see Notes 4 and 5 to our consolidated financial statements included elsewhere in this prospectus.

Unaudited Pro Forma Condensed Consolidated Financial Information, page F-2

Notes to Unaudited Pro Forma Condensed Consolidated Statements of Income, page F-7

3.	We note adjustment (C) for additional interest expense. Please expand your disclosure to explain the basis for the rate of 2.17% used for the repurchase agreement related to the securitization previously sponsored by Springleaf and the 3.01% rate used for the servicer advance notes.

In response to the Staff’s comment, the Company has expanded its disclosure on page F-7 as set forth below (see underlined text):

(C)

Represents additional interest expense from the additional repurchase agreements and notes payable. The full year of interest expense on the repurchase agreements related to Agency ARM RMBS and Non-Agency RMBS was computed based on a weighted average rate of the repurchase agreements of 0.65%. Additional interest expense related to the repurchase agreement for the

Mr. Tom Kluck

Securities and Exchange Commission

April 14, 2014

purchase of mezzanine and subordinate tranches of a Non-Agency RMBS securitization previously sponsored by Springleaf was computed at a rate of 2.17%, which is based on the stated interest rate in the repurchase agreement of one-month LIBOR plus 2%. The repurchase agreement related to the Consumer Loan Companies had an outstanding balance of $150.0 million and funding cost of approximately 4.17%. The interest expense on the notes payable related to the servicer advance investments was computed based on the weighted average funding cost of the three servicer advance financing facilities, including the interest rate and commitment and non-usage fees, which was 3.01% as of March 28, 2014. The funding cost of these facilities ranges from 2.48% to 3.77%. A 1/8% increase (decrease) in the benchmark interest rate, considering servicer advances are financed with approximately 66.7% floating rate debt, would result in an increase (decrease) in interest expense of approximately $2.0 million for the year ended December 31, 2013.

Exhibit 23.4

4.	Please revise to refer to the correct date of the audit reports.

The Company respectfully advises the Staff that Exhibit 23.4 refers to the correct date. In response to the Staff’s comment, the Company has corrected the date of each audit report on pages F-8 and F-9 to March 28, 2014.

* * *

Should any member of the Staff have any questions or comments concerning this filing or the materials submitted herewith, or desire any further information or clarification in respect of the Revised Registration Statement, please do not hesitate to contact the undersigned, Richard Aftanas, at (212) 735-4112 or Joseph Coco at (212) 735-3050 or Michael Schwartz at (212) 735-3694.

Sincerely,

/s/ Richard Aftanas

CC:	Edward F. Petrosky

J. Gerard Cummins